[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

May 6, 2010

VIA EDGAR

Re:	DJO Finance LLC, DJO Finance Corporation and additional registrants
Registration Statement on Form S-4
File No. 333-166213

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Mary Beth Breslin

Dear Ms. Breslin:

On behalf of DJO Finance LLC and DJO Finance Corporation (the “Issuers”), we are providing the following response to the comments from the staff of the Securities and Exchange Commission (the “Staff”), dated May 4, 2010, regarding the above referenced Registration Statement relating to the offering of 10 7/8% Senior Notes due 2014 and Guarantees of 10 7/8% Senior Notes due 2014.  The response and information described below are based upon information provided to us by the Issuers.

1.                                       Please confirm, if true, that a majority of the directors of each registrant has signed the registration statement in accordance with Instruction 1 to the signatures requirement of Form S-4.  Alternatively, please revise your filing so that it contains all required signatures.

RESPONSE TO COMMENT 1:

The Issuers confirm that a majority of the directors or persons performing similar functions of each registrant has signed the registration statement in accordance with Instruction 1 to the signatures requirement of Form S-4.

* * *

Please do not hesitate to call Richard Fenyes at 212-455-2812 or Max Kirchner at 212-455-3703 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Richard Fenyes

Richard Fenyes

cc:                                 DJO Finance LLC and DJO Finance Corporation

c/o Donald M. Roberts